Exhibit 99.1

Date: March 1, 2018
530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: BELLATRIX EXPLORATION LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 26, 2018
Record Date for Voting (if applicable) :	March 26, 2018
Beneficial Ownership Determination Date :	March 26, 2018
Meeting Date :	May 09, 2018
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description COMMON SHARES	CUSIP Number 078314507	ISIN CA0783145075

Sincerely,

Computershare

Agent for BELLATRIX EXPLORATION LTD.